DONNE R M INERALS LTD.

Number: 003-03
Dated: January 24, 2003                     TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL

DONNER PARTICIPATES IN ANGLO’S WEST RAGLAN

Mr. Harvey Keats, President and Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. are pleased to announce that the Company has subscribed for, through a private placement, 8,000,000 units of Knight Petroleum Corp at a total cost to the Company of $800,000. Each unit is comprised of one common share of Knight and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of Knight at a price of $0.15 for two years.

The Company has taken this interest in Knight in order to have a significant exposure to, and indirect interest in, Anglo American (Canada) Limited’s West Raglan Project. Knight has recently entered in to a Framework Agreement with Anglo American to earn a 49% interest in the West Raglan Project (see Knight news release dated January 24, 2003 for terms of the option earn-in).

The West Raglan Project (the ‘Project’), located in Northern Quebec, is comprised of 1,646 contiguous map-staked claims covering approximately 68,000 hectares of the western part of the Cape Smith Belt.

The northern portion of the Cape Smith Belt, known as the Raglan Horizon, hosts Falconbridge’s Raglan deposits, which are estimated to contain a total of 25 million tonnes averaging 2.8% nickel, 0.8% copper and significant platinum group elements and cobalt.

The southern portion of the Cape Smith Belt, referred to here as the Expo-Ungava Horizon, hosts the Expo-Ungava deposit and the Mesamax occurence.

The eastern edge of the West Raglan Project is located approximately 80 kilometers west of Falconbridge’s Katinniq mine. The West Raglan Project covers over 60 kilometers of both the prospective Raglan and Expo-Ungava horizons, as confirmed by Anglo American’s 2002 field program.

The West Raglan Project has never been surveyed with a deep penetrating airborne electromagnetic survey, and there is no evidence of any prior diamond drilling on the Project.

The 2003 program will begin in April with Anglo American’s deep penetrating SPECTREM airborne electromagnetic and magnetic survey totaling some 3,500 line kilometers and costing approximately $400,000. The airborne survey will be followed up by ground geophysical surveys, geological mapping, prospecting and geochemical surveys.

The main focus of the 2003 program will be approximately 3,000 metres of diamond drilling. A diamond drill rig and sufficient fuel was mobilized to the coastal town of Salluit by Anglo American in the fall of 2002 in preparation for the 2003 drill program.
As a result of the Company’s private placement subscription in Knight, and a second private placement that Knight has announced, it is anticipated that the Company will hold approximately 29% of Knight’s then issued and outstanding common shares and will be deemed a control person. Accordingly, Knight will be seeking shareholder approval of the creation of a control block at its Annual General Meeting to be held on March 5, 2003.

The Company and Knight have common directors and officers.

The private placement is subject to the approval of the TSX Venture Exchange and the approval of the shareholders of Knight. Knight’s Framework Agreement with Anglo American is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"David Patterson"                         "Harvey Keats"
Chief Executive Officer                     President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com